Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

January 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention: Tim Buchmiller
Celeste Murphy, Legal Branch Chief

Re: Sorrento Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 17, 2019
File No. 333-234869

Ladies and Gentlemen:

This letter responds to the oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Tim Buchmiller of the Staff to Samantha Eldredge of Paul Hastings LLP on December 30, 2019 (the “Oral Comment”) relating to the Amendment No. 1 to Registration Statement on Form S-3, filed on December 17, 2019 (File No. 333-234869) (as amended, the “Registration Statement”) by Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”). The Company has also revised the Registration Statement in an Amendment No. 2 (the “Amendment No. 2”) as set forth below in response to the Oral Comment and is filing the Amendment No. 2 with the Commission concurrently with the submission of this letter.

Set forth below is the Staff’s Oral Comment (in bold italics) and the Company’s response thereto.

Registration Statement on Form S-3 filed December 17, 2019, page 4 and 15

1.Based on your response, it appears that you do not intend for your exclusive forum provision to apply to actions arising under the Securities Act or the Exchange Act. If so, please revise your disclosures to clearly state that the provision does not apply to any actions arising under the Securities Act or the Exchange Act. In that regard, your existing disclosure that the provision “does not apply to actions in which a federal court has assumed exclusive jurisdiction to a proceeding, such as suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act” is unclear. Do you intend for “actions in which a federal court has assumed exclusive jurisdiction” to mean that a court needs to take action to assume jurisdiction to a proceeding under the Exchange Act? If so, then please note that Section 27 of the Exchange Act creates exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act regardless of whether a court takes discrete action. If not, then your disclosure may incorrectly suggest that federal courts have exclusive jurisdiction over Securities Act claims. See Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts

U.S. Securities and Exchange Commission
January 7, 2020

over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company respectfully advises the Staff that it has further revised its disclosures on page 4 and page 15 of Amendment No. 2 to clarify the applicability of the exclusive forum provision as it relates to actions brought under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Company respectfully advises the Staff that it will include these revised disclosures from the Registration Statement, as amended by Amendment No. 2, in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission.

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Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer

cc: Jeffrey T. Hartlin, Paul Hastings LLP